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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Redwood Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

758075402

(CUSIP Number)

George F. Hamel, Jr.
VA Partners, L.L.C.
One Maritime Plaza, Suite 1400
San Francisco, California 94111
(415) 362-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ValueAct Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,105,850
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,105,850

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,105,850

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.23%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

VA Partners, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,138,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,138,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.57%

14. Type of Reporting Person (See Instructions) OO (LLC)

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jeffrey W. Ubben

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 20,000
8. Shared Voting Power 1,138,900
9. Sole Dispositive Power 20,000
10. Shared Dispositive Power 1,138,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,158,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.77%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

George F. Hamel, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,138,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,138,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.57%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peter H. Kamin

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,138,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,138,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.57%

14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Redwood Trust, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941.

Item 2. Identity and Background

This statement is filed jointly by (a) ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) VA Partners, L.L.C. ("VA Partners"), (c) Jeffrey W. Ubben, (d) George F. Hamel, Jr. and (e) Peter H. Kamin (collectively, the "Reporting Persons").

ValueAct Partners is a Delaware limited partnership, the principal business of which is investing in securities. The principal business address of ValueAct Partners is One Maritime Plaza, Suite 1400, San Francisco, California 94111.

VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services and to serve as the General Partner of ValueAct Partners. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

(a), (b) and (c). Messers. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member." Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

(d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used for the purchase of the Issuer's Common Stock was the working capital of ValueAct Partners in the amount of $3,818,710, and the working capital of other investment advisory clients of VA Partners in the amount of $90,487.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Partners are also reported as beneficially owned by VA Partners, as General Partner of VA Partners, and by the Managing Members as controlling persons of VA Partners. In addition, shares owned by other investment advisory client accounts of VA Partners are included in the number of shares reported as beneficially owned by VA Partners and the Managing Members because VA Partners has discretionary authority to invest the funds of such clients, and to vote and dispose of securities owned by such clients. VA Partners and the Managing Members also, directly or indirectly, may own interests in ValueAct Partners and other investment funds managed by VA Partners from time to time. Unless otherwise indicated below, by reason of such relationships, ValueAct Partners is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members. VA Partners and the Managing Members disclaim beneficial ownership of the shares of Common Stock held by ValueAct Partners and its other client accounts, except insofar as VA Partners or a Managing Member may have a pecuniary interest in such shares, within the meaning of applicable regulations under the Securities Exchange Act of 1934.

ValueAct Partners is the beneficial owner of 1,105,850 shares of Common Stock, representing approximately 11.23% of the Issuer's outstanding Common Stock. Each of VA Partners, Mr. Hamel and Mr. Kamin may be deemed the beneficial owner of an aggregate of 1,138,900 shares of the Issuer's Common Stock, representing approximately 11.57% of the Issuer's outstanding Common Stock. Mr. Ubben may be deemed the beneficial owner of an aggregate of 1,158,900 shares of Common Stock, representing approximately 11.77% of the outstanding Common Stock. All percentages set forth in this amended Schedule 13D are based upon 9,846,838 shares of outstanding Common Stock, as reported by the Issuer.

(c) The following transactions in the Issuer's Common Stock were effected by the Reporting Persons since the initial filing of this Schedule 13D. All such transactions represent open market transactions.

Reporting Person Trade Date Shares Price/Share

ValueAct Partners 7/12/01 10,500 $23.57

7/27/01 38,800 $23.55

7/27/01 1,200 $23.56

7/30/01 9,700 $23.07

7/31/01 15,000 $23.26

8/1/01 14,000 $23.39

8/2/01 30,700 $23.57

8/2/01 6,600 $23.56

8/3/01 6,300 $23.57

8/6/01 3,900 $23.57

8/7/01 24,250 $23.57

8/8/01 1,600 $23.58

VA Partners 7/12/01 300 $23.62

7/30/01 300 $23.07

7/31/01 500 $23.26

8/1/01 400 $23.43

8/2/01 1,000 $23.59

8/2/01 200 $23.63

8/3/01 200 $23.64

8/6/01 100 $23.72

8/7/01 750 $23.59

8/8/01 100 $23.72

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

VA Partners is the General Partner of ValueAct Partners, pursuant to a limited partnership agreement that authorizes the General Partner to, among other things, invest the funds of ValueAct Partners in securities, vote and dispose of those securities and file this statement on behalf of ValueAct Partners. As General Partner, VA Partners is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. VA Partners is the investment manager of other client accounts pursuant to investment management agreements that authorize VA Partners to, among other things, invest the funds of such client accounts in securities, vote and dispose of those securities and file required statements on Schedule 13D on behalf of such client accounts. Such investment management agreements provide for termination by either party on 60 days notice and for fees payable to VA Partners based on assets under management and realized and unrealized gains, if certain conditions are met.

On June 21, 2001, the Issuer's Board of Directors granted ValueAct Partners permission to acquire up to a total of 1,477,000 shares of the Issuer's outstanding Common Stock, and waived certain ownership limitations contained in the Issuer's Charter.

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Power Of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: August 10, 2001

ValueAct Capital Partners L.P., by VA Partners, L.L.C., its General Partner By: /s/ George F. Hamel George F. Hamel, Jr. Managing Member VA Partners, L.L.C.	VA Partners, L.L.C. By: /s/ George F. Hamel George F. Hamel, Jr. Managing Member
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	/s/ George F. Hamel George F. Hamel, Jr.
/s/ Peter H. Kamin Peter H. Kamin

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Redwood Trust, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Dated: July 12, 2001

ValueAct Capital Partners L.P., by VA Partners, L.L.C., its General Partner By: /s/ George F. Hamel, Jr. George F. Hamel, Jr. Managing Member VA Partners, L.L.C.	VA Partners, L.L.C. By: /s/ George F. Hamel, Jr. George F. Hamel, Jr. Managing Member
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	/s/ George F. Hamel, Jr. George F. Hamel, Jr.
/s/ Peter H. Kamin Peter H. Kamin